UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

EMERGENT GROUP INC.

(Name of Issuer)

Common Stock, $0.04 par value

(Title of Class of Securities)

 29089V-20-3

(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC, 1400 Old Country Road,
Suite 302, Westbury, NY 11590 (516-487-1446)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Check the following box if a fee is being paid with the statement [  ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:29089V 20 3	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Waldron
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 551,970
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 551,970
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 551,970
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.62%*
14	TYPE OF REPORTING PERSON* IN

* Based upon 6,390,109 shares outstanding as of August 8, 2008 plus the number  of warrant shares beneficially owned by the Reporting Person.

CUSIP NO.:29089V 203	Page 3

Item 1.  Security and Issuer

This statement relates to the shares of Common Stock, of Emergent Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 10939 Pendleton Street, Sun Valley, CA 91352.

Item 2.  Identity and Background

                (a)      Mark Waldron

                (b)      2029 Lombardy Drive, La Canada, CA 91011.

(c)      Mr. Waldron is a director of the Issuer.  He is a private investor.

(d)      Not applicable

                (e)      Not applicable

(f)       U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration

 Mr. Waldron purchased securities described in Item 5(c) with his own personal funds.

Item 4.  Purpose of Transactions

The Issuer completed an acquisition of certain assets of Photomedex, Inc. On July 30, 2008, the Company completed a private placement of its securities and has raised approximately $1,130,000. Mr. Waldron, a director of the Issuer, participated in the private placement offering. See Item 5(c). Mr. Waldron has no other current plans or proposals which would relate to or would result in the occurrence of (a) – (j),namely,:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

b.	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

c.	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d.	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e.	Any material change in the present capitalization or dividend policy of the issuer;

f.
Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

CUSIP NO.:29089V 203	Page 4

g.	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h.
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i.	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j.	Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

                   (a) - (b) As of August 8, 2008, the Issuer has 6,309,109 shares issued and outstanding. Of the 6,309,109 shares outstanding, 523,643 shares and 28,329 shares underlying warrants or a total of 551,970 shares or 8.62% of the outstanding shares are owned beneficially by Mr. Waldron.  Mr. Waldron has the sole power to vote and dispose of the 562,930 shares.

    (c) On July 30, 2008, Mr. Waldron purchased 47,059 shares at a price of $1.70 per share and received 28,236 warrants exercisable at $1.75 per share through July 31, 2013.

                    (d) – (e)   Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Not Applicable. Note, a previous voting agreement expired in December 2007.

Item 7.  Materials to be filed as Exhibits

Not applicable.

CUSIP NO.:29089V 203	Page 5

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Reporting Person: Mark Waldron

August 8, 2008	By:	/s/ Mark Waldron
Mark Waldron